April 15, 2020

Geert Kersten
Chief Executive Officer
CEL-SCI Corporation
8229 Boone Blvd., Suite 802
Vienna, Virginia 22182

       Re: CEL-SCI Corporation
           Registration Statement on Form S-1
           Filed April 9, 2020
           File No. 333-237623

Dear Mr. Kersten:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    William T. Hart, Esq.